August 2, 2024

Ashley Cordova
Chief Financial Officer
NovoCure Ltd
1550 Liberty Ridge Drive
Wayne, PA
United States

       Re: NovoCure Ltd

Dear Ashley Cordova:

       Thank you for your response. We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services